July 28, 2009

Jane P. Hutton
Chief Financial Officer
Jefferson Bancshares, Inc.
120 Evans Avenue
Morristown, Tennessee 37814

**Re:    Jefferson Bancshares, Inc.**
**Item 4.02 Form 8-K**
**Filed July 13, 2009**
**File No. 000-50347**

Dear Ms. Hutton:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Christina Harley
Reviewing Accountant